Exercise of Options and Directors’ Dealings

Toronto, Ontario May 23, 2012: Caledonia Mining Corporation (“Caledonia” or the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL), received notice on April 26 and May 15, 2012 that a number of option holders of the Company exercised options to purchase an aggregate 1,850,000 ordinary shares in the Company (“Ordinary Shares”) at an exercise price of $0.07 Cdn per share in accordance with the Company’s Share Option Plan. Of these, on May 15, 2012, the following director exercised options over an aggregate 400,000 Ordinary Shares.

Director	Number of options exercised	Date of grant	Exercise price	Number of Ordinary Shares held post exercise	% of Ordinary Share capital
S. Curtis	400,000	May 2007	$0.07 Cdn.	400,000	0.078%

The proceeds received, totalling $129,500 Cdn. will be added to the Company’s operating capital. Pursuant to the exercise of these options, the Company has made application to the London Stock Exchange for 1,850,000 new Ordinary Shares to be admitted to trading on AIM (“Admission”). It is expected that Admission will become effective on May 30, 2012.

Following this notification, the Company has 507,899,303 Ordinary Shares in issue.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Terry Garrett /Beth Harris/Graham Herring Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com